Yiren Digital Ltd.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

October 22, 2020

VIA EDGAR

Mr. Michael Volley, Staff Accountant

Mr. Ben Phippen, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yiren Digital Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed May 15, 2020
File No. 001-37657

Dear Mr. Volley and Mr. Phippen:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 24, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 4. Information on the Company

Business Overview, page 63

1.                                      We note your disclosure that your recent strategic business realignment with CreditEase enables you to operate your business in a more diverse and scalable mix of service platforms — Yiren Credit and Yiren Wealth. Your disclosures further indicate that the loan products on your Yiren credit-tech platform are funded by both retail and institutional investors while your Yiren wealth management platform specifically targets mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. In order to provide more clarity around the impact of your realignment on your business and the significance of these changes to your revenue generating activities, please tell us and revise future filings to:

•                  Compare and contrast your business and related platforms (i.e. Yiren Credit and Yiren Wealth) before and after the business realignment, highlighting any interaction or relationship between the platforms and the specific synergy opportunities presented or created by this realignment. In addition, discuss whether, and if so how, this realignment has resulted in any new revenue generating activities. Your discussion should support your disclosure that your business is a more diverse and scalable mix of service platforms as a result of the business realignment.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment and support the disclosure that the Company’s business has become a more diverse and scalable mix of service platforms as a result of the business realignment with CreditEase:

“Before our strategic business realignment with CreditEase, (i) Yiren Credit was a pure online peer-to-peer lending platform offering unsecured consumer loan products only and primarily focused on attracting and serving borrowers and investors through online channels, and (ii) the wealth management platform we acquired from CreditEase as part of the business realignment primarily focused on offering fixed-income loan products and had extensive offline user acquisition and service network.

After our strategic business realignment with CreditEase, (i) by integrating the credit business we acquired from CreditEase, Yiren Credit has been transforming to a platform that offers a comprehensive suite of credit products and services, including unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses; (ii) by integrating the online wealth management platform we acquired from CreditEase, Yiren Wealth is being developed as an omni-channel one-stop financial advisory platform targeting the mass affluent and offering a wide spectrum of wealth management products and services; and (iii) by integrating CreditEase’s nationwide service network we acquired as part of the business realignment, we are equipped with both online and offline borrower acquisition capabilities and extensive online and offline network and multi-channel asset sourcing capabilities, helping the user acquisition for both our platforms.

When assessing and structuring the business realignment, our management believed that the business realignment would provide for a deeper level of customer engagement and significant meaningful opportunities for revenue generation and operational synergies for both our Yiren Credit and Yiren Wealth platforms. First, both platforms are expected to bring enhanced revenue realization from the existing client base, as we believe that Yiren Credit’s mass affluent investors will be attracted by the breadth of Yiren Wealth’s asset management products and services and, likewise, Yiren Wealth’s investors will be attracted by Yiren Credit’s credit products and services. As a result of  our strategic business realignment with CreditEase, we have seen an increase in commissions associated with our clients’ purchase of third-party financial products on our platforms. Second, the business realignment further diversifies the operating risk profile of our overall business compared with standalone businesses. Third, the integration of Yiren Credit and Yiren Wealth platforms is expected to bring operational synergies, including (i) a reduction in duplicative executive and administrative headcount and their related expenses, (ii) a reduction in facilities expense due to corporate and other office consolidations, (iii) a reduction in aggregate marketing costs due to deeper relationships with more customers, (iv) integration of complementary technologies and processes, (v) expanded workforce with greater know-how and greater experience, and (vi) the standardization and integration of information technology and accounting functions. Fourth, we are taking a disciplined and thoughtful approach to the integration of the two platforms, a process managed by a dedicated and experienced integration team.”

Post-realignment, the Company’s revenue generating activities continue to primarily consist of provision of loan facilitation and origination services and wealth management account services. As described above, the Company’s management believes that the full integration of Yiren Credit and Yiren Wealth will bring the Company a larger user base and more revenue generation opportunities due to a more diversified user acquisition channel and the Company’s ability to offer more credit and wealth management products and services.

•                  Quantify the approximate percentage of investors that only fund loans versus those that invest in products other than loans.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

“As of December 31, 2019, approximately 92.9% of the investors on our platforms only funded loans, 2.4% of the investors invested in products other than loans and 4.7% of the investors invested in both loans and products other than loans.”

•                  Describe the relationship between the loan products offered on the Yiren credit-tech platform and the products or services offered on the Yiren wealth management platform.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

“The loan products offered on Yiren Credit are funded by individual investors and licensed financial institutions. Leveraging the automated investing tool and the self-directed investing tool, we recommend the consumer loan products offered on Yiren Credit to individual investors on Yiren Wealth and match the risk profile of the borrowers and the associated consumer loan products on Yiren Credit with the investment needs of the individual investors on Yiren Wealth. We charge borrowers transaction fees for the work we perform in connecting borrowers with investors and for facilitating loan transactions and charge investors management fees for using the automated investing tool and the self-directed investing tool.”

2.                                      We note your disclosure on pages 63 and 101 that your wealth management business primarily distributes fixed income products, mutual fund investment products, insurance products and other wealth management products offered by banks. We further note your disclosure on pages 63, 101 and 103 that as of December 31, 2019, the total AUA (Assets under Administration) on your Yiren wealth platform were RMB 35,291.7 million (US$5,069.3 million). In order for a reader to better understand the significance of each of these products to your overall business, please revise future filings to provide a roll forward for each period presented of AUA by product. Also, disclose the amount of revenue associated with each product.

In response to the Staff’s comment, the Company proposes to include a table substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

	AUA as of December 31, 2017	Inflows in the Year Ended December 31, 2018	Outflows in the Year Ended December 31, 2018	AUA as of December 31, 2018	Associated Revenue for the Year Ended December 31, 2018
Fixed income products	45,168,404	55,924,155	51,205,961	49,886,598	1,806,732
Other products	150,293	2,730,079	2,662,680	217,692	180,228
Total	45,318,697	58,654,234	53,868,641	50,104,290	1,986,960

	AUA as of December 31, 2018	Inflows in the Year Ended December 31, 2019	Outflows in the Year Ended December 31, 2019	AUA as of December 31, 2019	Associated Revenue for the Year Ended December 31, 2019
Fixed income products	49,886,598	30,248,502	45,870,292	34,264,808	2,016,678
Other products	217,692	3,929,131	3,119,965	1,026,858	159,537
Total	50,104,290	34,177,632	48,990,256	35,291,666	2,176,215

As of December 31, 2019, fixed income products accounted for 97.1% of the total AUA of Yiren Wealth. In addition, revenue associated with fixed income products accounted for 92.7% of the total revenue generated by Yiren Wealth in 2019. Furthermore, 100% of the fixed income product-associated revenue related to consumer loans. The Company respectfully advises the Staff that it will disclose in more detail the AUA and the associated revenue for the other products when their respective contribution to the AUA or the total revenue increases to a significant level in the future.

3.                                      We note your disclosure on pages 64, 69 and 101 that the Yiren Wealth platform generates revenue primarily from financial products and services offered to clients in three ways: (i) one-time commissions paid by clients or product providers when clients purchase financial products; (ii) recurring service fees paid by product providers and clients; and (iii) one-time service fees paid by investors for each loan transferred over the secondary loan market. Please tell us and revise future filings to quantify the amount of revenue associated with each of these three revenue streams. In addition, please revise future filings to provide a more transparent description of each significant product or service performed that generates revenue with prominence given to those products or services relative to their contribution to your business.

In response to the Staff’s comment, the Company respectfully advises the Staff that a breakdown of the three ways the Company charges its clients on Yiren Wealth is not a metric that is utilized by management to measure the performance of Yiren Wealth. In addition, the Company’s management views it more meaningful for investors to understand the operations and financial results of Yiren Wealth by having the investors focus on the amount of revenue associated with different types of products, which will be disclosed by the Company in its future Form 20-F filings substantially in the form set forth in the Company’s response to the Staff’s comment #2 above. Accordingly, the Company’s management believes that quantifying and reporting the breakdown would not be as informative to investors as the AUA by product and the associated revenue by product that the Company plans to disclose in its future 20-F filings.

For 2019, revenue from account management services accounted for 92.7% of the total revenue generated on Yiren Wealth. As disclosed in detail on pages 68 and 69 of the 2019 Form 20-F, the account management services primarily include automated investing tool, self-directed investing tool and other account management services. In addition, the accounting treatment of fees we charge for account management services is disclosed in detail on page 109 of the 2019 Form 20-F. The Company respectfully advises the Staff that it will in its future Form 20-F filings provide a more transparent description of each other significant product or service performed that generates revenue with prominence given to those products or services relative to their contribution to the Company’s business, if the revenue generated from such other significant product or service changes to a significant level in the future.

4.                                      We note the diagram on page 65 detailing the underlying assets of the wealth management solution (i.e., Yiren Wealth platform). Please revise future filings to quantify the amount of assets associated with each investment option (i.e., MMF, Structured Deposits, Bank WM Products, Consumer Loans, FICC Portfolios, Selected Funds, Intelligent Portfolios and Insurance Planning) accompanied by a quantification of revenue generated by each of these products or services.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

“As of December 31, 2019, fixed income products accounted for 97.1% of the total AUA of Yiren Wealth. In addition, revenue associated with fixed income products accounted for 92.7% of the total revenue generated by Yiren Wealth in 2019 and 100.0% of the fixed income product-associated revenue related to consumer loans.”

As discussed in its response to the Staff’s comment #2 above, the Company respectfully advises the Staff that it will disclose in more detail the AUA and the associated revenue for the other assets under management when their respective contribution to the AUA or the total revenue increases to a significant level in the future.

Yiren Wealth Platform - Automated Investing Tool, page 68

5.                                      You disclose that your automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid. Please tell us and revise future filings to discuss what happens to an investors’ funds if or when no borrower loans are available to reinvest the funds in due to the lack of supply during the investment period. Specifically discuss how often this occurs and how you manage this risk.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

“We have adopted extensive guidelines regarding reinvestment of investors’ funds, pursuant to which our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, unless the investors specifically opt out of the reinvestment to receive cash. We only raise additional funds from investors after the existing funds under our management have been fully reinvested in available loans. During the three years ended December 31, 2019, there has always been sufficient supply of borrower loans to satisfy the investors’ reinvestment options. If no borrower loans are available to reinvest the investors’ funds, the funds will remain in the investors’ accounts until a borrower loan becomes available. We are aware of the risk associated with lack of available borrower loans, the occurrence of which may cause the investors to view investing on our platform not being economically advantageous and request a redemption or withdrawal of their funds.”

Item 5. Operating and Financial Review and Prospects

Operating Results

Segment Information, page 113

6.                                      Please revise future filings to provide a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue, in a format similar to that provided on pages 108 and F-21 on a consolidated basis. In addition, please revise future filings to provide a more granular discussion of period-to-period fluctuations in each component of net revenue by segment, including any notable trends that are likely to impact segment operating performance.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below in its future Form 20-F filings to address the Staff’s comment:

“Set forth below is a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue.

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consumer Credit Segment:
Loan facilitation services	7,647,804	68.0	5,182,028	744,352	60.1
Post origination services	1,173,108	10.4	757,783	108,849	8.8
Others	436,242	3.9	500,758	71,929	5.8
Subtotal	9,257,154	82.3	6,440,569	925,130	74.7
Wealth Management Segment:
Account management services	1,806,732	16.1	2,016,678	289,678	23.4
Others	180,228	1.6	159,537	22,916	1.9
Subtotal	1,986,960	17.7	2,176,215	312,594	25.3
Total net revenue	11,244,114	100.0	8,616,784	1,237,724	100.0

Consumer Credit Segment

Revenue from our consumer credit segment decreased by 30.4% from RMB9,257.2 million in 2018 to RMB6,440.6 million (US$925.1 million) in 2019, primarily due to a 32.2% decrease in the revenue from our loan facilitation services from RMB7,647.8 million in 2018 to RMB5,182.0 million (US$744.4 million) in 2019 and a 35.4% decrease in the revenue from our post origination services from RMB1,173.1 million in 2018 to RMB757.8 million (US$108.8 million) in 2019, primarily resulting from the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB63,329.1 million in 2018 to RMB39,103.0 million (US$5,616.8 million) in 2019. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2019 as we implemented a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, we have reduced our business scale and number of borrowers and investors to ensure our compliance with Circular 175.

Wealth Management Segment

Revenue from our wealth management segment increased by 9.5% from RMB1,987.0 million in 2018 to RMB2,176.2 million (US$312.6 million) in 2019, primarily due to an 11.6% increase in the revenue from our account management services from RMB1,806.7 million in 2018 to RMB2,016.7 million (US$289.7 million) in 2019. The increase in the revenue from our wealth management segment was primarily because we did not charge any account management fees to investors from one of our platforms (Huimin platform) until March 2018.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue from account management services, page F-21

7.                                      Please tell us and revise future filings to clarify how you determine the amount of excess of actual return over the expected return that you recognize as revenue. For example, clarify whether you are entitled to the entire excess or just a percentage. If a percentage, please disclose the percentage.

The Company respectfully advises the Staff that a fixed rate of expected return ranging from 4.5% to 12.5%, according to the length of the investment period, is offered to investors for the fixed income investment products. If the actual return of the underlying loans exceeds the expected return originally offered to investors, the Company will charge a service fee equal to the entire excess between the actual return (interest income of the investment generated from the underlying loans during the investment period) and the expected return (investment return provided to the investor which is calculated by multiplying the investment amount by the rate of the expected return and the investment duration). Based on the historical data, the actual return of all investment products is greater than the expected return offered to the investor. The rate of expected return for a particular investment is fixed as stipulated in the investment description upon purchase. The Company applies the expected value method according to ASC 606-10-32-8 on a portfolio basis to estimate the variable consideration it expects to be entitled to, which is based on historical experience of returns on similar investment products and current trends. The Company then recognizes the service fee on a straight-line basis over the term of the investment period. On a monthly basis as the underlying loan portfolio changes, the Company reassesses its estimate, and makes adjustments to the revenue recognized in that month. In response to the Staff’s comments, the Company will add disclosure on page F-21 in its future 20-F filings to clarify that the Company is entitled to the entire excess. Please refer to the proposed disclosure in the response to the Staff’s comment #8.

8.                                      Please tell us and revise future filings to identify your performance obligations related to account management services and disclose when you typically satisfy the performance obligations. Refer to ASC 606-10-50-12 for guidance.

The Company respectfully advises the Staff that the performance obligation related to account management services is the automated investment tool services provided to individual investors, as it is the sole promise in the contract with the investors.

In response to the Staff’s comments, the Company will add disclosure regarding the identification of performance obligations related to account management services and when the Company satisfies the performance obligations on page F-21 in its future 20-F filings as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Revenue from account management services

~~Under ASC 606, the transaction price of~~ The Group charges account management service fees ~~is the management fees charged~~ to individual investors for using the automated investment tool equal to ~~as~~ the entire excess of actual return over the expected return. The Group determined that the automated investment tool service represents one performance obligation.

The service fee is initially estimated based on historical experience of returns on similar investment products and current trends and is due at the end of the investment period, which is the period of time when the individual investor’s investments are matched with loans. ~~The Group records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.~~ The expected actual return of the loans is estimated on a portfolio basis using the expected value approach based on current loan portfolio and interest rates. The expected return rates offered have been relatively stable during the historical periods presented. Because all loans matched with individual investors’ investments have been covered by third-party credit guarantees, the estimated service fee is not affected by the fluctuations of default rates of the underlying loans. The Group believes the estimate of variable consideration is not constrained as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The service fee is recognized on a straight-line basis over the term of the investment period, as the Group stands ready to provide the automated investment tool service while the individual investors simultaneously receives and consumes the benefits of such service throughout the investment period.

The weighted average investment period was 15.4 months and 18 months for the years ended December 31, 2018 and 2019, respectively. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB1,461.3 million and RMB919.7 million as of December 31, 2018 and 2019, respectively, among which approximately 91% and 98% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.”

9.                                      Please tell us and revise future filings to clarify whether the transaction price related to account management services includes variable consideration, whether the estimate of variable consideration is constrained in accordance with paragraphs ASC 606-10-32-11 through 32-13, and how you assess whether the estimate of variable consideration is constrained. Refer to ASC 606-10-50-12 and 50-20 for guidance.

The Company respectfully advises the Staff that the service fee for the automated investment tool is considered as a variable consideration.  The Company estimates the expected service fee based on the excess of the expected actual return of matched underlying loans over the expected return offered to investors. The estimate of variable consideration is not constrained in accordance with paragraphs ASC 606-10-32-11 through 32-13 because it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company considered the following items in reaching this conclusion:

•                  The Company started to offer these investment products in 2015 and has accumulated sufficient experience and historical data for the basis of estimation;

•                  The service price is determined by the excess of the expected actual return of loans over the expected return offered to the investors of the investment products. The expected actual return of the loans is estimated based on historical experience of actual returns on similar loans. The weighted average rate of actual return of the underlying loan portfolio and the expected return rates of investment products offered for the same investment period have been relatively stable during the historical periods presented (refer to return rate table in the responses to the Staff’s comment #10 for details). The investment period typically has an average duration that is less than the duration of loans, and the Company is able to estimate the excess based on historical experience of returns on similar investment products and current trends;

•                  The annualized rate of actual return of the investment products in excess of the rate of expected return was within a stable range of 2.9% to 4.0% in 2018, 2019 and the first half year of 2020;

•                  The Company has not offered any price concession to the investors historically;

•                  The Company provides the automated investment tool service over the entire investment period. The consideration received is not in the form of a sales-based or usage-based royalty that is in exchange for a license of intellectual property and thus ASC 606-10-32-13 is not applicable.

The Company has considered ASC 606-10-50-12 and 50-20 and will add disclosure related to its estimation method and inputs as well as information related to the performance obligation identified on page F-21 in its future 20-F filings. Please refer to the proposed disclosure in the response to the Staff’s comment #8.

10.                               Please tell us in greater detail how you initially estimate the excess of the actual return over the expected return. If you use the expected value method, please provide us your calculation as of December 31, 2019. Please provide us an analysis of the actual return and the expected return for each quarter during 2018, 2019 and 2020.

The Company respectfully advises the Staff that the excess of the actual return over the expected return is calculated by using the following formula:

“The excess of the actual return over the expected return = (Estimated interest rates of underlying loans - Rate of expected returns offered to individual investors) * Investment amount.”

The interest rates of the underlying loans are initially estimated on a portfolio basis based on historical experience of weighted average interest rates of underlying loans and current trends. The estimates of the excess of the actual return over the expected return is driven by the estimate of the interest rates of the underlying loans, because the rate of expected return is fixed once an investment products is purchased.

On a monthly basis as the underlying loan portfolio changes, the Company reassesses on a portfolio basis its estimate of the excess. Adjustments to revenue are made if there are differences in estimates. As the weighted average rate of actual return of the underlying loans stayed fairly stable historically (refer to the table below), no material adjustment was made to account management service revenue recognized in the years ended December 31, 2018, 2019, and the period ended June 30, 2020 as a result of the monthly reassessment.

Please refer to the following table for the analysis of the weighted average rate of actual return and the weighted average rate of expected return for each quarter during 2018, 2019 and 2020. The rate of actual return of the investment products in excess of the rate of expected return from 2018 to 2020 was within a stable range of 2.9% to 4.0%.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020

Weighted average rate of actual return	11.9%	11.9%	11.8%	11.8%	11.9%	11.9%	11.9%	11.8%	11.9%	11.8%
Weighted average rate of expected return	7.9%	7.9%	8.0%	8.2%	8.3%	8.4%	8.5%	8.5%	8.6%	8.9%
Weighted average rate of the excess (account management service fee)	4.0%	4.0%	3.8%	3.6%	3.6%	3.5%	3.4%	3.3%	3.3%	2.9%

11.                               Please tell us how loan defaults impact the actual return for an investor if the loans are not covered by a third party credit guarantee.

The Company respectfully advises the Staff that the Company facilitates loan investments for both individual and financial institution investors.  Additionally, the Company confirms that the account management services are only provided to individual investors who elected to use the automated investment tool services. This service is not available to institutional investors.  The Company further confirms that all loans matched with individual investors’ investments have been covered by third-party credit guarantees. As a result, all defaulted amounts of principal and interest were repaid by third party credit guarantee companies historically. Based on that, the default rate of the underlying loans does not impact the rate of actual return of the corresponding investments. In other words, the estimated rate of actual return that is used to calculate the account management service fee charged by the Company will not be impacted by the default of the underlying loan products. Proposed disclosure in the response to the Staff’s comment #8 was revised to further clarify the coverage of a third-party guarantee.

12.                               Please tell us and revise future filings to clarify the percentage of loans facilitated by you that are covered by a third party credit guarantee.

The Company respectfully advises the Staff that 3.9% and 4.1% of the outstanding loans facilitated on the Group’s platform are not covered by a third party credit guarantee as of December 31, 2018 and 2019.

In response to Staff’s comments, the Company will add disclosure to further clarify the percentage of loans facilitated that are covered by a third party credit guarantee on page F-24 in its future 20-F filings as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Subsequent to May 2018, the Group no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statements. Since then, all loans facilitated on the Group’s platform matched with individual investors’ investments and the majority of loans matched with institutional investors are either covered by the credit assurance program operated by the guarantee companies or a third-party insurance company. The loans invested by trusts or certain micro-lending companies are not covered by a third-party credit guarantee and amounted to 3.9% and 4.1% of the outstanding loans as of December 31, 2018 and 2019.”

13.                               Please tell us how you considered the guidance in ASC 606-10-32-12 in concluding that it is probable that a significant reversal in the amount of cumulative revenue will not occur and when and how often this determination is made. Noting that charge off rates have ranged from 8% to 18% for different loan vintages, specifically tell us how you considered the volatility in credit risk and the impact on the actual return in assessing the probability.

The Company respectfully advises the Staff that the Company concluded that it is not probable that a significant reversal in the amount of cumulative revenue will occur. Please refer to the response to the Staff’s comment #9 for detailed consideration of ASC 606-10-32-12. The Company reassesses the probability on monthly basis as the underlying loan portfolio changes.

The probability is not impacted by credit risk since the all loans facilitated to individuals (and therefore related to account management service revenues) are guaranteed by a third party credit guarantee. Please refer to the response to the Staff’s comment #11.

14.                               Please revise future filings to disclose the weighted average investment period at each period end presented.

In response to Staff’s comment, the Company will revise future filings to add disclosure of weighted average investment period. Please refer to the proposed disclosure in the response to the Staff’s comment #8.

Contract Assets, page F-22

15.                               Please tell us why you do not reclassify amounts from contract assets to accounts receivable for the facilitation service monthly fees that are past the payment due date but have not been paid. If you believe these amounts should be reclassified to accounts receivable , please revise your future filings as appropriate and disclose the information required by ASC 310-10-50.

The Company respectfully advises the Staff that under the circumstance that the services fee are paid on time, a contract asset is not reclassified to a receivable given that the right to invoice and the payment due date is the same date and hence no accounts receivable would be recorded. The amount of facilitation service monthly fees that are past the payment due date but have not been paid amounted to RMB20 million and RMB17 million, which represented 0.14% and 0.18% of total asset as of December 31, 2018 and 2019 respectively. The amounts were not material to the consolidated financial statements as of December 31, 2018 and 2019. The Company has made the reclassification starting from the first quarter of 2020 and will revise its future 20-F filings to reclassify future facilitation service monthly fees that are past the payment due date but have not been paid from contract assets to accounts receivable. In response to the Staff’s comments, the Company will revise future filings on F-22 as below (the additions are marked in underline text and deletions are marked in strikethrough text):

“Contract assets

Under ASC 606, contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group’s rights to consideration for the monthly fees of facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract asset for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation services and post-origination services. ~~No accounts receivable is recorded since the Group does not have unconditional rights to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated.~~ Contract assets represent the Group’s rights to consideration in exchange for facilitation services that the Group has transferred to the customer before payment is due. The facilitation service monthly fees that are past the payment due date but have not been paid are reclassified to accounts receivable. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets, net of allowance are RMB3,909,263 and RMB2,398,685 as of December 31, 2018 and 2019, respectively.”

The Company disclosed accounts receivable (including any allowances) separately in its consolidated balance sheets, and disclosed an accounting policy of accounts receivable on page F-26 of its 2019 20-F. The balance of accounts receivable as of December 31, 2018 and 2019 was not material, before and after the aforementioned reclassification. The Company will expand its disclosure according to ASC 310-10-50 on accounts receivable in the future when the related balance becomes material.

*      *      *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863, or Wei Zhang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP at +86 10 8512 5110.

Very truly yours,

/s/ Na Mei
Na Mei
Chief Financial Officer

cc:        Ning Tang, Executive Chairman and Chief Executive Officer, Yiren Digital Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Deloitte Touche Tohmatsu Certified Public Accountants LLP